	ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON
May 25, 2012 BY EDGAR	Andrew J. Ericksen TEL +1 713.229.1393 FAX +1 713.229.2793 aj.ericksen@bakerbotts.com

Mr. Robert Carroll

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Re:	Cabot Oil & Gas Corporation Form 10-K for Fiscal Year Ended December 31, 2011 Filed February 21, 2012 Form 10-Q for Fiscal Quarter Ended March 31, 2012 Filed April 27, 2012 File No. 001-10447

Dear Mr. Carroll:

As discussed in our telephone conversation today, we are writing on behalf of Cabot Oil & Gas Corporation to request additional time to respond to the Staff’s comment letter dated May 23, 2012 regarding the above-referenced filing. Cabot intends to file its response on or before Wednesday, June 20, 2012.

If you have any questions or require additional information regarding this submission, you may contact the undersigned at (713) 229-1393 or J. David Kirkland, Jr. of this office at (713) 229-1101. Thank you for your courtesy.

Very truly yours, Baker Botts L.L.P.

By:	/s/ Andrew J. Ericksen
Andrew J. Ericksen

cc:

Mr. Ethan Horowitz, United States Securities and Exchange Commission

Mr. Scott C. Schroeder, Cabot Oil & Gas Corporation

Mr. Todd M. Roemer, Cabot Oil & Gas Corporation

Ms. Deidre Schearer, Cabot Oil & Gas Corporation

Mr. J. David Kirkland, Jr., Baker Botts L.L.P.

Mr. Chuck Chang, PricewaterhouseCoopers LLP